DIGITAL FUSION, INC.
                             4940-A Corporate Drive
                              Huntsville, AL 35805
                                  May 11, 2005


Ms. Sara Kaylin
Securities and Exchange Commission
Washington, D.C. 20549-0406

      Re: Digital Fusion, Inc.; Preliminary Proxy Statement Schedule 14A Filed May 2, 2005
               (SEC File Number 0-24073)

Dear Ms. Kaylin:

         In response to the oral comment received by you yesterday, the Company does not have any current definitive plans for the grant of options in connection with 2005 Stock Option Plan described in Proposal 3 of the Company's Proxy Statement. Attached hereto is a copy of the amended Proposal 3. If you have questions concerning this, please contact the undersigned at (407) 654-3043.

                                            Yours truly,

                                            Digital Fusion, Inc.


                                            By: /s/ Elena I. Crosby
                                            Elena I. Crosby,
                                            Director, Legal & Government Affairs

                 PROPOSAL 3 - APPROVAL OF 2005 STOCK OPTION PLAN

         Being submitted to the stockholders for approval at the 2005 Annual Meeting is the 2005 Digital Fusion, Inc. Stock Option Plan (the "2005 Stock Option Plan"), an incentive and non-qualified stock option plan which authorizes the issuance of up to 750,000 shares of our common stock. The 2005 Stock Option Plan was approved by the Board of Directors subject to stockholder approval. If the 2005 Stock Option Plan is approved, the 750,000 shares of common stock being authorized will be used to grant non-qualified stock options to our employees, directors, officers and consultants and incentive stock options to our employees. The Company does not have any current definitive plans for the grant of options.

         With respect to incentive stock options, the 2005 Stock Option Plan provides that the exercise price of each such option must be at least equal to 100% of the fair market value of our common stock on the date of grant (110% in the case of stockholders who, at the time the option is granted, own more than 10% of the outstanding common stock), and requires that all such options have an expiration date not later than that date which is one day before the tenth anniversary of the date of the grant (or the fifth anniversary of the date of grant in the case of 10% stockholders). Pursuant to the provisions of the 2005 Stock Option Plan, the aggregate fair market value, determined as of the date(s) of grant, for which incentive stock options are first exercisable by an option holder during any one calendar year cannot exceed $100,000.

         With respect to non-qualified stock options, the 2005 Stock Option Plan requires that the exercise price of all such options be at least equal to 100% of the fair market value of our common stock on the date such option is granted and requires that all such options have an expiration date not later than that date which is one day before the tenth anniversary of the date of the grant of such option.

         The Board of Directors believes that the Company and its stockholders have benefited from the grant of stock options in the past and that similar benefits will result from the adoption of the 2005 Stock Option Plan. It is believed that stock options play an important role in providing eligible employees with an incentive and inducement to contribute fully to our Company's and our subsidiaries' further growth and development because of the opportunity to acquire a proprietary interest in the Company on an attractive basis. Our current policy is to grant every full-time employee an option to purchase a minimum of 250 shares of common stock. The Company

         Options granted under the 2005 Stock Option Plan terminate on the date the optionee's relationship with us is terminated except if termination is by reason of death or disability. In such event, the option remains exercisable for three months after the optionee's death or termination of employment by reason of disability (twelve months in the case of incentive stock options). If an optionee's employment or service is terminated within three months following a Stock Option Change of Control, then the options will remain exercisable for three months after the optionee's termination.

         The Board of Directors has a limited right to modify or amend the 2005 Stock Option Plan, which does not include the right to increase the number of shares available for the grant of options.

         During the term of the 2005 Stock Option Plan, our eligible employees will receive, for no consideration prior to exercise, the opportunity to profit from any rise in the market value of our common stock. This will dilute the equity interest of our other stockholders. The grant and exercise of the options also may affect our ability to obtain additional capital during the term of any options.

         The 2005 Stock Option Plan will be administered by the Compensation Committee appointed by the Board of Directors. The Compensation Committee is comprised of Messrs. Garner, Greene and Lofty. The description of the proposed 2005 Stock Option Plan set forth above is a summary of various provisions of the 2005 Stock Option Plan and is not a complete description of the plan. The Plan is attached to this proxy statement as Appendix A.

Federal Income Tax Consequences

         The following is a summary of the federal income tax treatment of the stock options which may be granted under the 2005 Stock Option Plan based upon the current provisions of the Internal Revenue Code. This summary does not purport to be a complete and detailed description of all possible tax consequences to the recipient of a stock option. It describes the federal tax consequences in effect as of the date of this Proxy Statement. Each holder of a stock option is advised to consult his or her tax advisor because tax consequences may vary depending on the individual circumstances of the holder.

         An option holder who exercises a non-qualified stock option will recognize taxable compensation at the date of exercise with respect to the difference between the fair market value of the option shares at exercise and the exercise price paid to purchase such shares. Digital Fusion is entitled to a corresponding deduction for such compensation. At such time as the option stock is sold, the option holder will recognize either short-term or long-term capital gain income (depending upon the length of time such stock has been held) with respect to the excess of the stock sale price over the exercise price paid to purchase such shares.

         An option holder who exercises an incentive stock option will not realize any regular taxable income. At the date of exercise, the option holder may, depending on his or her personal tax situation, be subject to Alternative Minimum tax ("AMT") because the difference between the fair market value of the shares at exercise and the exercise price represents an AMT preference item.

         The tax consequences of a disposition of an incentive stock option depends upon the length of time the stock has been held by the employee. If the employee holds the option stock for at least two years after the option is granted and one year after the exercise of the option, any gain realized on the sale is long-term capital gain. In order to receive long-term capital gain treatment, the employee must remain in our employ from the time the option is granted until three months before its exercise (twelve months in the event of termination due to disability of the employee). We will not be entitled to a deduction in this instance.

         If the incentive option stock is not held for the requisite holding period described above, a "disqualifying disposition" will occur. A disqualifying disposition results in the employee recognizing ordinary compensation income to the extent of the lesser of: (1) the fair market value of the option stock on the date of exercise less the exercise price ("the spread") or (2) the amount realized on disposition of the option stock less the exercise price. If the amount realized on the disposition is greater than the fair market value of the stock on the date the stock option was exercised, such excess will be treated as a capital gain, which will be a long-term capital gain if the stock was held for the appropriate holding period (currently more than one year). We will be entitled to a deduction at this time for such ordinary compensation income. The option holder's basis in such shares will be the fair market value on the date of exercise.

         The 2005 Stock Option Plan is attached as Exhibit B to this proxy.


Recommendation of the Board of Directors

         The Board of Directors recommends a vote "FOR" approval of the 2005 Stock Option Plan.